SUPPLEMENT Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-16255
SUPPLEMENT DATED DECEMBER 22, 2000 TO PROSPECTUS DATED JANUARY 1, 1977 and SUPPLEMENT DATED JUNE 1, 1999.

[logo] PG&E Corporation [trademark]

SUPPLEMENT DATED DECEMBER 22,2000 TO
PROSPECTUS DATED JANUARY 1,1997

PG&E CORPORATION DIVIDEND REINVESTMENT PLAN

This document supplements and must be used in conjunction with the prospectus dated January 1,1997 and the prior
prospectus supplement dated June 1,1999.

Please keep this supplement for future reference.

Effective December 22, 2000, the PG&E Corporation Dividend Reinvestment Plan is modified as follows:

Adoption of Shareholder Rights Plan

The following is a summary of the Rights Agreement dated as of December 22, 2000 (the "Rights Agreement") between PG&E Corporation (the "Corporation") and Mellon Investor Services LLC, as Rights Agent (filed as Exhibit 4 to the Corporation's Registration Statement on Form 8-A dated December 22, 2000 (Securities and Exchange Commission File No.001-12609)), which was adopted by the Board of Directors of the Corporation on December 20, 2000. This summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the provisions of the Rights Agreement.

Under the Rights Agreement, holders of Common Stock of the Corporation will receive, as a distribution, preferred stock purchase rights (the "Rights") at the rate of one Right for each share of Common Stock held as of the close of business on January 2, 2001. One Right will also attach to each share of Common Stock issued thereafter (including shares issued pursuant to the PG&E Corporation Dividend Reinvestment Plan). The Rights will separate from the Common Stock only if a person or group acquires 15% or more of the Corporation's outstanding Common Stock (an "Acquiring Person") or launches a tender or exchange offer that would result in ownership of 15%or more of the Corporation's outstanding Common Stock. Each Right that is not owned by an Acquiring Person entitles the holder of the Right to buy one one-hundredth of one share (a "Unit") of Series A Preferred Stock at an exercise price of $95. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Corporation's outstanding Common Stock or commences a tender or exchange offer which, upon consummation, would result in such person or group owning 15% or more of the Corporation's outstanding Common Stock. If any person becomes the beneficial owner of 15% or more of the Corporation's Common Stock, or if a holder of 15%or more of the Corporation's Common Stock engages in certain self-dealing transactions or a merger transaction in which the Corporation is the surviving corporation and its Common Stock remains outstanding, then each Right not owned by such person (or certain related parties) will entitle its holder to purchase, at the Right's then current exercise price, Units of the Corporation's Series A Preferred Stock (or, in certain circumstances, Corporation Common Stock, cash, property or other securities of the Corporation) having a market value equal to twice the then current exercise price of the Right. In addition, if PG&E Corporation is involved in a merger or other business combination transaction with another person after which its Common Stock does not remain outstanding, or if PG&E Corporation sells 50% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then current exercise price, shares of common stock of the ultimate parent of such other person having a market value equal to twice the then current exercise price of the Right.

At any time prior to the earlier of (i) ten business days following the public announcement that a person has acquired 15% or more of the Corporation's Common Stock or (ii) the tenth anniversary of the date of the Rights Agreement, the Corporation may redeem all (but not less than all) of the Rights for $.01 per Right. The Rights expire in 10 years. The Series A Preferred Stock will be junior, with respect to dividends and liquidation rights, to any other series of preferred stock of the Corporation. The Series A Preferred Stock has dividend and liquidation preferences superior to the Common Stock of the Corporation.